Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hawthorn Bancshares, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-68366 and No. 333-136477) on Form S-8 of Hawthorn Bancshares, Inc. of our reports dated March 31, 2014, with respect to the consolidated balance sheets of Hawthorn Bancshares, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report to shareholders incorporated by reference in the December 31, 2013 Form 10-K of Hawthorn Bancshares, Inc.

/s/ KPMG LLP

St. Louis, Missouri
March 31, 2014